

TSX Venture: RCT
OTCBB: RCTFF
Frankfurt: R5I

Suite 1305-1090 W. Georgia St., Vancouver, BC, V6C-2Z4 ♦ Phone: 604.685.9316♦ Fax: 604.683.1585

NEWS RELEASE   **June 2, 2009**

ROCHESTER PROVIDES OPERATIONS UPDATE AT MINA REAL

Vancouver, Canada - Rochester Resources Ltd. (TSXV: RCT and Frankfurt: R5I): is pleased to announce that operations at the Mina Real Property continue to show steady improvements. In early January 2009 the mill resumed operations and since then the Company has continued to see improvements in both mining and milling operations.

A total of 6,814 tonnes was processed for the months January and February 2009. Production during this period was 560 ounces of gold and 17,289 ounces of silver. Subsequent to the quarter end, operations continued to show improvement. During the month of March, 4,105 tonnes were processed through the mill, an increase of 20 % over February, with head grades of 2.3 g/t gold and 299.4 g/t silver. During the month of April, 5,063 tonnes were processed through the mill, a further increase of 23 % over March. April head grades were 1.7 g/t gold and 304 g/t silver.



Concurrently the Company has been working on increasing the silver recovery rates. In April, 2009 the average recoveries for gold were 93.63% and 71.51% for silver, a substantial increase from previous months which were averaging 91.10% for gold and 54.51% for silver. This significant milestone from milling operations will help contribute in the future to reducing the Company's operating costs per ounce produced.

Development has continued mainly from the Tajos Cuates area, at three levels: Hundido, Chalata and Socavon. The Company is planning to have the majority of its mill feed come from the Tajos Cuates area over the coming months. In addition, the Company has developed over 630 metres of road access to the Macedo area with another 350 metres remaining to get to the first structure (Veta Rica). The Company will require further funding to fully implement its work plans. The

Company is working on further financings to ensure the funds needed for the business plan are available.



Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

ON BEHALF OF THE BOARD

"Eduardo Luna"

Eduardo Luna, President and CEO

<u>Investor information contact:</u>

Empire Communications Inc.
Tel: 604-484-0066
Email: info@rochesterresources.com
Website: www.rochesterresources.com

About Rochester Resources Ltd.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution. Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

<u>Forward Looking Statements</u>

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

"Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."